Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

October 18, 2010

BY EDGAR

Mr. Jay Williamson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	Vera Bradley, Inc.
Registration Statement on Form S-1
File No. 333-167934

Dear Mr. Williamson:

On behalf of Vera Bradley, Inc. (the “Company”), enclosed for your review is Amendment No. 7 to the Company’s Registration Statement on Form S-1 (File No. 333-167934) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2010, amended by Amendment No. 1 filed on August 13, 2010, Amendment No. 2 filed on September 7, 2010, Amendment No. 3 filed on September 24, 2010, Amendment No. 4 filed on October 1, 2010, Amendment No. 5 filed on October 6, 2010, and Amendment No. 6 filed on October 13, 2010. An electronic version of Amendment No. 7 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 7 has been marked to reflect changes made to Amendment No. 6.

Set forth below are the responses to the comments in the Staff’s letter to the Company, dated October 15, 2010, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type below.

Mr. Jay Williamson

October 18, 2010

Form S-1, filed October 13, 2010

Dilution, page 22

Comment No. 1

We reviewed your response to our prior comment 5, noting you have excluded deferred tax assets and liabilities of $8.46 million and debt issuance costs of $1.37 million in computing the pro forma net tangible book value as of July 31, 2010 and pro forma as adjusted net tangible book value as of July 31, 2010. Please revise your disclosure here to describe in sufficient detail the reason(s) for the exclusion of these items from your net tangible book value, and the impact of the exclusion on net tangible book value per share, adjusted net tangible book value per share and dilution per share to new investors.

Response:

The Company added disclosure on page 22 to include its definition of total tangible assets and thereby explain that the Company excluded deferred tax assets and debt issuance costs in computing the pro forma net tangible book value and pro forma as adjusted net tangible book value as of July 31, 2010.

Comment No. 2

We note your disclosure of pro forma net tangible book value per share of $(.72) as of July 31, 2010. It appears to us that the pro forma net tangible book value per share before offering would be $(.78) (i.e. $28,600,000 / 36,506,670 shares). Please revise or provide us with your supporting calculations.

Response:

Consistent with the Staff’s stated view set forth in Section 3420 of the Division of Corporation Finance’s Financial Reporting Manual relating to Distributions to Promoters/Owners At or Prior to Closing of an IPO, the Company included 3,332,000 additional shares in the denominator when calculating pro forma net tangible book value per share. Those additional shares represent (quoting the language from Section 3420) “the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings).” Thus, to calculate the additional shares, the Company took the $106 million distribution to certain of its existing shareholders less the Company’s net income for the twelve months ended July 31, 2010 (of $56.02 million) and divided the resulting figure by $15 (the expected stock price):

(106 million – 56.02 million) / 15 = 3.332 million.

Mr. Jay Williamson

October 18, 2010

When pro forma net tangible book value per share is adjusted for the additional 3.332 million shares, the number of shares in the denominator is 39,838,670 (i.e., 36,506,670 plus 3,332,000). Accordingly, the pro forma net tangible book value per share at July 31 was $(0.72), or net tangible book value of $(28,600,000) divided by 39,838,670 shares.

The Company added disclosure on page 22 to clarify that the Company included 3,332,000 additional shares in the denominator when calculating pro forma net tangible book value per share as of July 31, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 26

Liquidity and Capital Resources, page 39

Comment No. 3

We note your revised disclosures in response to prior comment 7. However, considering the significant increase in your debt, please revise to include detailed discussion of how you will be able to satisfy your working capital requirements, anticipated capital expenditures and debt payments for the foreseeable future.

Response:

The Company has added additional disclosure on page 40 in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-10

Comment No. 4

We note you provided a draft of an audit opinion to be issued once the stock split has been consummated. We assume this opinion will be formally issued prior to the effectiveness of the registration statement, and that the related accountants’ consent will be filed as well. If our assumption is not correct, please advise.

The Company advises the Staff that the stock split has been consummated effective as of October 18, 2010. Accordingly, the Report of Independent Registered Public Accounting Firm appearing on F-10 has been formally issued and the related Consent of PricewaterhouseCoopers LLP has been filed as Exhibit 23.1.

**********

Additionally, attached as Exhibit A to this correspondence are marked pages to the Registration Statement that we faxed to the Staff today for consideration.

Mr. Jay Williamson

October 18, 2010

If you have any questions regarding Amendment No. 7 or any of the responses in this letter, please call me at (312) 558-6061 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Arlene K. Lim
Arlene K. Lim

Enclosures

cc:	Pam Howell
Raj Rajan
Brian Bhandari
Patrick Daugherty (Foley & Lardner LLP)

Exhibit A

PROJECT SYCAMORE	RR Donnelley ProFile	MWRhompOcw	07-Oct-2010 12:34 EST	16945 TX 22	35*
FORM S-1 AM. #7	START PAGE	CHW	13-Oct-2010 17:26 EST COMP	PS PMT	1C

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value as of July 31, 2010 was approximately $(28.6) million, or $(0.72) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of our common stock outstanding, on a pro forma basis after giving effect to the reorganization transaction as described under "Description of Capital Stock—Reorganization Transaction," including (i) our issuance of the undistributed taxable earnings notes to our existing shareholders in the aggregate principal amount equal to 100% of our undistributed taxable income from the date of our formation through October 2, 2010 as a final distribution resulting from the termination of our "S" Corporation status, equal to approximately $106.0 million, (ii) borrowings of $58.7 million under our amended and restated credit facility (a) to repay our existing shareholders $52.7 million of the $106.0 million in aggregate principal amount of undistributed taxable earnings notes, (b) to repay the $5.0 million current portion of our existing long-term debt and (c) to pay $1.0 million of debt issuance costs, (iii) an increase in net deferred tax assets of $2.6 million assuming our "S" Corporation status terminated on July 31, 2010, and (iv) the vesting of 1.066 million shares of restricted stock, which increases additional paid-in capital by $15.7 million.

Rider 22B

After giving effect to (i) the sale of the 4,000,000 shares of common stock offered by us assuming an initial public offering price of $15.00 per share, the midpoint of the filing range set forth on the cover of this prospectus less the underwriting discounts and estimated offering expenses payable by us and (ii) the application of the estimated proceeds from this offering as described in "Use of Proceeds," our pro forma as adjusted net tangible book value as of July 31, 2010 would have been approximately $24.7 million, or $0.61 per share. This represents an immediate increase in pro forma net tangible book value of $1.33 per share to existing shareholders and an immediate dilution of $14.39 per share to new investors. The following table illustrates this dilution.

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of July 31, 2010	$(0.72)	
Increase in pro forma net tangible book value per share attributable to this offering	1.33	
Pro forma net tangible book value per share as of July 31, 2010, as adjusted for this offering		0.61
Dilution per share to new investors		$14.39

After this offering and assuming the exercise in full of all options outstanding and exercisable as of July 31, 2010, pro forma net tangible book value per share as of July 31, 2010, as adjusted for this offering, would have been approximately $24.7 million, representing an immediate increase in pro forma net tangible book value of $1.33 per share to existing shareholders and an immediate dilution of $14.39 per share to new investors.

We will not receive any proceeds from the sale of 7,000,000 shares by the selling shareholders.

Rider 22A

22

Rider 22A

The Company defines total tangible assets as total assets less intangible assets (including deferred tax assets and debt issuance costs). On a pro forma and a pro forma as adjusted basis as of July 31, 2010, the Company had intangible assets of $9.8 million.

Rider 22B

The number of shares used to calculate pro forma net tangible book value per share includes the shares whose proceeds would be necessary to pay the amount by which the $106.0 million "S" Corporation distribution exceeds the Company's net earnings of approximately $56.0 million for the twelve months ended July 31, 2010. Such shares totaled 3.332 million.

PROJECT SYCAMORE RR Donnelley ProFile MWRschin0cw 07-Oct-2010 19:52 EST 16945 TX 40 10*
FORM S-1 AM. #7 CHW 13-Oct-2010 17:26 EST COMP PS PMT 1C

our primary cash needs have been for merchandise inventories, payroll, store rent, capital expenditures associated with opening new stores, debt repayments, operational equipment, information technology and quarterly shareholder distributions to cover estimated tax payments. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, accounts receivable, accounts payable and other current liabilities. We do not believe that the expansion of our Direct business will materially alter the nature and levels of our accounts receivables and inventories, or require materially increased borrowings under our amended and restated credit facility, in the near future. We believe that cash flow from operating activities and the availability of borrowings under our amended and restated credit facility or other financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures and debt payments for the foreseeable future.

(including expansion of our Direct business)

Further, the Company will no longer make "S" corporation distributions to shareholders following the Reorganization

Cash Flow Analysis

A summary of operating, investing and financing activities is shown in the following table.

($ in thousands)	Year Ended	Fiscal Years Ended		Six Months Ended	
	December 31, 2007	January 31, 2009	January 30, 2010	August 1, 2009	July 31, 2010
				(unaudited)	(unaudited)
Cash Flows from Operating Activities:					
Net income	$ 50,231	$ 23,671	$ 43,219	$ 13,163	$ 25,964
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Depreciation and amortization	4,657	7,347	10,666	4,494	4,131
Changes in assets and liabilities	(31,968)	18,783	9,801	34,136	(7,347)
Other	1,408	386	2,320	743	303
Net cash provided by operating activities	$ 24,328	$ 50,187	$ 66,006	$ 52,536	$ 23,051
Cash Flows from Investing Activities:					
Purchase of fixed assets	$(16,641)	$(14,949)	$ (5,844)	$ (2,398)	$ (4,795)
Deposit of restricted cash	—	(1,500)	—	—	—
Net cash used in investing activities	$(16,641)	$(16,449)	$ (5,844)	$ (2,398)	$ (4,795)
Cash Flows from Financing Activities:					
Net borrowings (repayments), including bank overdrafts	$ 34,246	$ (7,567)	$(24,500)	$(36,500)	$ 3,000
Repayment of vendor and related-party-financed debt	(661)	(304)	(4,325)	(4,331)	(14)
Net borrowings of long-term debt					
Debt restructuring costs	—	(1,024)	—	—	—
Payment of distributions	(41,161)	(24,119)	(25,604)	(6,306)	(20,159)
Net cash used in financing activities	$ (7,576)	$(33,014)	$(54,429)	$(47,137)	$(17,173)
Increase (decrease) in cash and cash equivalents	$ 111	$ 724	$ 5,733	$ 3,001	$ 1,083
Cash and cash equivalents at beginning of period/year	—	52	776	776	6,509
Cash and cash equivalents at end of period/year	$ 111	$ 776	$ 6,509	$ 3,777	$ 7,592

Net Cash Provided By Operating Activities

Operating activities consist primarily of net income adjusted for non-cash items, including depreciation and amortization, the effect of changes in assets and liabilities, and tenant allowances received from landlords under our store leases.

We do not anticipate debt service on our amended and restated credit facility to materially affect our liquidity in the near future.

40